PolyMedix, Inc.
170 N. Radnor-Chester Road
Suite 300
Radnor, Pennsylvania 19087
December 13, 2007
Via EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Jeffrey P. Riedler

Re:	PolyMedix, Inc.
Registration Statement on Form SB-2
Commission File No. 333-146180
Dear Mr. Riedler:
     PolyMedix, Inc., a Delaware corporation (the “Company”), hereby withdraws its request contained in the letter dated December 11, 2007 that the effective date of the above referenced Registration Statement be accelerated to 4:00 p.m. on Thursday, December 13, 2007, or as soon thereafter as practicable. The Company intends to file a new acceleration request with respect to the above referenced Registration Statement.

Very truly yours, POLYMEDIX, INC.
By:	/s/ Edward F. Smith
Edward F. Smith
Chief Financial Officer